1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 8, 2014

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File No. 811-05028

Dear Ms. Miller:

In four prior telephone conversations with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the following amendments to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”): (i) Amendment No. 332, as filed on September 24, 2013, (ii) Amendment No. 334, as filed on October 18, 2013, (iii) Amendment No. 338, as filed on December 30, 2013, and (iv) Amendment No. 340, as filed on May 27, 2014 (each an “Amendment,” collectively the “Amendments”). Each Amendment was filed to update certain information in an Offering Memorandum and/or Offering Memorandum Supplement of the Registrant’s Private Account Portfolio Series (the “Portfolios”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as set forth in the applicable Amendment.

Comment 1: With respect to each Amendment, explain why this information was filed without the remainder of the information required by Parts A and B of Form N-1A. See General Instruction B.2.b of Form N-1A.

Response: Each Amendment includes an explanatory note, which is intended to incorporate by reference the current, previously-filed Part A and Part B of the registration statement for the Portfolios. For example, the explanatory note included in Amendment No. 340, as filed May 27, 2014, states, in relevant part, “[t]his Amendment No. 340 to the Registration Statement of PIMCO Funds (the “Trust” or the “Registrant”) on Form N-1A (File No. 811-05028) (the “Registration Statement”) is being filed to update each Offering Memorandum and Offering

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Amy Miller August 8, 2014 Page 2

Memorandum Supplement of the Trust’s Private Account Portfolio Series (the “Portfolios”), dated July 31, 2013.” For the avoidance of doubt, the Registrant will clarify the explanatory note used in future amendments to the Portfolios’ registration statement when such amendments do not include the full text of Part A and Part B of the Portfolios’ registration statement.

Comment 2: With respect to Amendment No. 332, as filed September 24, 2013, explain why this information was filed as it appears to relate to a regulatory action settled in 2004. Item 10(a)(3) of Form N-1A only requires disclosure of material pending legal proceedings to which the Portfolios or their adviser or underwriter are a party.

Response: Effective September 23, 2013, the SEC adopted amendments to certain rules to implement Section 926 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which required the SEC to adopt rules that disqualify securities offerings involving certain “bad actors” from reliance on Rule 506 of Regulation D under the Securities Act of 1933. Accordingly, paragraphs (d) and (e) were added to Rule 506 of Regulation D. In relevant part, Rule 506(e) requires certain issuers to disclose any matters that would have triggered disqualification under Rule 506(d)(1) that occurred prior to September 23, 2013.

At the time the amendments to Rule 506 took effect, the scope of certain terms used in Rule 506(d)(1) were unclear. The Registrant, in an abundance of caution, decided to add disclosure responsive to the amended rule, whether or not such disclosure was required, given the lack of definitive regulatory guidance. Subsequent to the filing of Amendment No. 332, the Staff clarified that “affiliated issuer,” as used in Rule 506(d)(1), was limited in scope such that the disclosure added by Amendment No. 332 was clearly not required. Accordingly, the Registrant has removed the disclosure as part of its 2014 annual update to the Portfolios’ registration statement, as filed July 25, 2014.

Comment 3: With respect to Amendment No. 334, as filed October 18, 2013, explain why this information was filed as it appears to relate to Item 4(b)(2)(i) of Form N-1A, which is not applicable to registration statement amendments filed only under the 1940 Act.

Response: On August 22, 2013, the Commodity Futures Trading Commission (“CFTC”) published its final rule on harmonization of compliance obligations for registered investment companies required to register as commodity pool operators (“CPOs”) (78 Fed. Reg. 52308). The action amended CFTC Rule 4.12(c), which, in part, exempts a CPO from various otherwise applicable on-going compliance obligations under the CFTC Part 4 rules where the pool the CPO is operating is registered under the 1940 Act (“registered fund”) if certain conditions are met. The Staff acknowledged the CFTC’s actions in Guidance Update 2013-05 (Aug. 2013).

Amy Miller August 8, 2014 Page 3

Under CFTC Rule 4.12(c)(3)(ii), a CPO operating a registered fund is exempt from the otherwise applicable CFTC account statement distribution requirement under CFTC Rule 4.22(a) and (b), if the CPO (1) causes the current net asset value per share (“NAV”) of the registered fund to be made available to participants, (2) causes the registered fund to clearly disclose (a) that the information will be readily accessible on an Internet Web site maintained by the CPO or its designee or otherwise made available to participants, and (b) the means through which the information will be made available (including the Internet address of the Web site, if applicable).

PIMCO determined that in order to operate the Portfolios under the relief from the CFTC account statement distribution requirement, the Portfolios needed to make available their daily NAV because this information was not previously available publicly, and that the Portfolios needed to disclose the availability of this information in their registration statement. PIMCO set up a telephone number by which participants could obtain daily NAVs and amended the Portfolios’ registration statement to disclose that the information is available and how to obtain the information.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning Amendment Nos. 332, 334, 338 and 340, and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

August 8, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File No. 811-05028)

In connection with a response being made on behalf of the Registrant to the comments provided with respect to Amendment Nos. 332, 334, 338 and 340 to the Registrant’s registration statement under the Investment Company Act of 1940 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Senior Vice President

cc:	Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan Leshaw